Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T/13E-3

(Rule 14d-100)

BANCO ITAÚ CHILE

(formerly known as ITAÚ CORPBANCA)

(Name of Subject Company)

ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.

an indirect wholly owned subsidiary of

ITAÚ UNIBANCO HOLDING S.A.

(Names of Filing Persons (Offerors))

Table 1 – Transaction Value

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$86,812,815.64	0.00011020	$9,566.77
Fees Previously Paid	$0	—	$0
Total Transaction Valuation	$86,812,815.64	—	—
Total Fees Due for Filing	—	—	$9,566.77
Total Fees Previously Paid	—	—	$0
Total Fee Offsets	—	—	$0
Net Fees Due	—	—	$9,566.77

* The transaction value is estimated for purposes of calculating the amount of the filing fee only. The calculation is based on the offer to purchase:

(1)	any and all outstanding common shares, no par value per share (the “Common Shares”), of Banco Itaú Chile (formerly known as Itaú Corpbanca), a publicly-traded special banking corporation (sociedad anónima especial bancaria) organized under the laws of the Republic of Chile (the “Company”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which defines a U.S. holder as “any security holder resident in the United States”); and

(2)	any and all outstanding American Depositary Shares (each of which represents one-third of one Common Share) (the “ADSs,” and together with the Common Shares, the “Shares”), held by holders, wherever located;

in each case, other than any Shares owned directly or indirectly by IUH and/or its affiliates, for 8,500.00 Chilean pesos in cash per Common Share and 2,833.3333 Chilean pesos in cash per ADS (together, the “U.S. Offer Price”), without interest and less (i) any applicable brokerage fees and commissions and (ii) applicable withholding taxes. The transaction value of USD $86,812,815.64 consists of the quotient of (A) 69,274,022,500.00 Chilean Pesos divided by (B) the observed exchange rate of 797.97 Chilean Pesos per USD, published by the Central Bank of Chile (Banco Central de Chile) in the Official Gazette of Chile on June 5, 2023. The amount of 69,274,022,500.00 Chilean Pesos represents the product of (C) 8,149,885, the estimate of the maximum number of Common Shares (i) held by U.S. holders and (ii) represented by ADSs and held by holders, wherever located, multiplied by (D) the offer price of 8,500.00 Chilean Pesos per Common Share.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and SEC Release Nos. 33-11095; 34-95597, issued August 25, 2022, by multiplying the transaction value by 0.00011020.